Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2008 (1)	2009 (1)	2010 (1)	2011 (1)	2012 (1)

Income before extraordinary item	$446	$372	$442	$770	$417
Equity in earnings of unconsolidated affiliates, net of distributions	(51)	(3)	13	8	8
Income taxes	277	176	263	404	341
Capitalized interest	(12)	(4)	(9)	(4)	(9)
	660	541	709	1,178	757

Fixed charges, as defined:
Interest	604	644	621	583	569
Capitalized interest	12	4	9	4	9
Interest component of rentals charged to operating expense	15	12	26	14	9
Total fixed charges	631	660	656	601	587

Earnings, as defined	$1,291	$1,201	$1,365	$1,779	$1,344

Ratio of earnings to fixed charges	2.05	1.82	2.08	2.96	2.29
________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2008, 2009, 2010, 2011, and 2012 is interest expense of $9 million, interest income of $3 million, interest expense of $9 million, interest income of $12 million and interest income of $11million respectively, which is included in income tax expense.